UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

902673102

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 902673102	Page 2 of 7 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 359,770
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 359,770
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) IN

*	4.98% rounded to 2 decimal places

13D

CUSIP No. 902673102	Page 3 of 7 Pages

1.	Names of Reporting Persons Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 359,770
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 359,770
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) IN

*	4.98% rounded to 2 decimal places

13D

CUSIP No. 902673102	Page 4 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 359,770
	8.	Shared Voting Power
	9.	Sole Dispositive Power 359,770
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) OO

*	4.98% rounded to 2 decimal places

13D

CUSIP No. 902673102	Page 5 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 359,770
	8.	Shared Voting Power
	9.	Sole Dispositive Power 359,770
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) PN

*	4.98% rounded to 2 decimal places

CUSIP No. 902673102	Page 6 of 7 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value (the “Common Stock”), of UFP Technologies, Inc., a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on February 19, 2016 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,223,048 shares of the Common Stock issued and outstanding as of August 2, 2016, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended June 30, 2016 (the “Quarterly Report”). All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of September 19, 2016, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 359,770 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 359,770 shares of Common Stock, or approximately 4.98% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 359,770 shares of Common Stock, or approximately 4.98% of the outstanding shares of Common Stock. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

(c) No Reporting Person effected any transaction in shares of the Common Stock from February 19, 2016 (the date of the initial filing of this Schedule 13D) to September 19, 2016.

(e) As noted above, the Reporting Persons have not disposed of any shares of Common Stock, and their beneficial ownership of such shares has not decreased, since the date of the initial filing of this Schedule 13D. Nonetheless, on August 9, 2016, the Reporting Persons, individually and collectively, ceased to have beneficial ownership of more than 5.0% of the Common Stock. This decrease in the Reporting Persons’ percentage of beneficial ownership of the Common Stock resulted solely from the increase in the number of issued and outstanding shares of Common Stock stated in the Quarterly Report, which was filed on that date.”

CUSIP No. 902673102	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 19, 2016

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact